EXHIBIT 6.6

AMENDMENT TO EXECUTIVE EMPLOYMENT AGREEMENT

This Amendment to Employment Agreement (this “Amendment”) is entered into as of this 9th day of February, 2021 (the “Effective Date”) by and between Byzen Digital, Inc., a Nevada corporation (the “Company”) and Dan Bates (“Executive”) and is made with reference to the following:

A.	The Company and Executive have entered into that certain Employment Agreement (the “Employment Agreement”) dated as of May 27, 2020 pursuant to which the Company agreed to employ Executive as the Company’s Chief Executive Officer and President for an initial term of three years commencing May 27, 2020 (the “Initial Term”). Defined terms not defined herein shall have the same meanings ascribed to them in the Employment Agreement.

B.	Since the date of the Employment Agreement, Executive’s duties have been materially increased and the Company is planning to engage in an offering under Regulation A for up to $7,500,000 in gross proceeds.

C.	The Company’s Board of Directors has determined that because of Executive’s increased importance to the Company, it is in the best interests of the Company to extend the Term of the Employment Agreement to a term of five years so that the Term will be extended to May 27, 2025.

D.	Executive is willing to agree to the extension of the Term and accept his increased duties subject to the Executive increasing his voting power with respect to and his aggregate interest in the securities of the Company.

NOW, THEREFORE, in consideration of the initial hereinafter set forth, the parties hereto agree to amend the Employment Agreement as follows:

Section 1.1                  Extention of the Term. The Term of the Employment Agreement shall be extended such that the Initial Term shall expire on May 27, 2025.

Section 1.2                  Issuance of Series C Preferred Stock. In consideration of inducing Executive to extend the Term and accept his increased duties, the Company shall issue Executive 2,000,000 shares of the Company’s Series C Convertible Preferred Shares (the “Preferred Shares”) in the form attached hereto as Exhibit A.

Section 1.3                  Effect of Amendment. Except for this Amendment, all of the provisions of the Employment Agreement shall remain in force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date and year first above written.

BYZEN DIGITAL, INC.

By:
Name:	Christopher Percy	Name:	Dan Bates
Title:	Chairman of the Board